

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 12, 2017

Via E-mail
Doris Zhou
Chief Executive Officer
Ionix Technology, Inc.
3773 Howard Hughes Pkwy, Ste. 500S
Las Vegas, NV 89169

> **Re: Ionix Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed October 11, 2016**
> **File No. 000-54485**

Dear Ms. Zhou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Competition, page 9

1.   We note your disclosure regarding your product specifications starting on page 7 and your disclosure on page 10 that you have no intellectual property rights. Please revise future filings to clarify how the battery you market is different from batteries sold by your competitors. Include as appropriate whether the battery you market is a commodity product based on standardized specifications or if it has been designed to your specifications. Please also clarify why you refer to your competitors as "potential" competitors and disclose your competitive position in the industry and methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Properties, page 11

2.   Please revise future filings to disclose the material terms of your arrangement to use your principal office space "for free." If this is the office of your registered agent for service

of process, and you do not occupy space at this address, please revise your disclosure to make that clear or revise your disclosure as appropriate.

Security Ownership of Certain Beneficial Owners…, page 27

3.   It appears from Section 16 of your Bylaws that each share of your preferred stock entitles the holder thereof to 100 votes on all matters submitted to shareholders. Please revise your disclosure in this section as appropriate to reflect these voting securities.

Signatures, page 32

4.   Please file a report that has been signed by at least the majority of your board of directors. Please also indicate, parenthetically or otherwise, who has signed your report on the company's behalf as the principal executive officer or officers, the principal financial officer or officers, and as your controller or principal accounting officer. Refer to General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Period Ended September 30, 2016

5.   We note that you advanced $913,380 to Mr. Nan Zhengfu during the period ended September 30, 2016. Please tell us how you considered the applicability of Section 13(k) of the Securities Exchange Act of 1934 to this arrangement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery